FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of December 2009

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                          No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated December 9, 2009 announcing that Registrant has been chosen by STL Ghana to provide a SkyEdge II broadband satellite network that will serve its customers throughout West Africa.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated December 9, 2009	By:	/s/ Rachel Prishkolnik
Rachel Prishkolnik
Corporate Secretary

Africa’s STL Ghana selects Gilat’s SkyEdge II broadband satellite network for enterprise, health care and financial services customers

Petah Tikva, Israel, December 9, 2009 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it has been chosen by STL Ghana to provide a SkyEdge II broadband satellite network that will serve its customers throughout West Africa.

The new network, comprising two SkyEdge II hub stations and close to 1,000 VSATs, will be used by STL Ghana to serve the complex networking requirements of West African enterprises, health care organizations and financial services firms.  This includes a wide variety of interactive data applications such as videoconferencing, virtual private networks, VoIP services, IP multicasting and broadband Internet connectivity. SkyEdge II is an excellent solution for the corporate and financial sectors, enabling advanced Quality of Service (QoS) for critical data applications, fast throughput for file transfers, and high quality voice.

STL Ghana is one of Africa’s leading satellite service providers. The Company already provides broadband-based satellite communications services to numerous corporations and institutions throughout Ghana, through its existing networks based on Gilat's technology.  With the deployment of the new SkyEdge II network, STL Ghana will provide services to approximately 2,000 sites throughout West Africa.

“As West African economies expand, the need for cost-efficient, reliable satellite networking becomes more critical, as it represents one of the only available communications infrastructure in the region,” said Guy Shmuel, Chief Technical Officer, STL Ghana. “We have built a successful partnership with Gilat and we look forward to continuing that relationship. Working together, we can meet the most vital communications requirements of Ghana’s businesses, institutions and citizens.”

Nir Korman, Gilat's Regional Vice President, Africa, said, “The deployment of a SkyEdge II network will enable STL to deliver advanced, high performance services that meet the rapidly growing regional communications needs for organizations in the region, such as banks.”

Gilat’s SkyEdge II is a multi-service platform enabling the delivery of high-quality voice, broadband data and video services for diverse environments including enterprises, rural networks, cellular backhaul and government network applications. SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With improved efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. Gilat's diverse portfolio of SkyEdge II VSATs are all supported by a unified platform, offering service providers the most suitable product for their application needs as well as the flexibility to evolve their networks. The newest addition to Gilat’s SkyEdge II portfolio is NetEdge™, a dedicated solution for multi star networks, specifically designed to meet the needs of corporations and cellular backhaul applications.

About STL Ghana
STL Ghana is one of Africa’s leading satellite service providers. The Company develops and implements broadband VSAT and wireless networks for a wide range of applications. The Company has served customers in the financial services, government, energy, agriculture and transportation industries in Africa, Asia, South America, Europe and North America. For more information, please visit www.stlghana.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems, a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., a provider of managed services in North America to the business and government segments; and (iii) Spacenet Rural Communications, a provider of rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 750,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets a full line of high-performance VSATs under the SkyEdge™ and SkyEdge II Product Family.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com